EXTENDED LONGEVITY, INC

FINANCIAL STATEMENTS FOR THE

YEARS ENDED DECEMBER 31, 2021

AND THE

YEARS ENDED DECEMBER 31, 2020

AND ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS

**TO THE BOARD OF DIRECTORS OF
EXTENDED LONGEVITY, INC**

Accountant's Compilation Report

We have compiled the accompanying financial statements of EXTENDED LONGEVITY, INC , which comprise the Balance sheet as of December 31, 2021 and the Balance sheet as of December 31, 2020, the Profit and Loss for the year then ended, Statement of Cash Flows and related notes to the financial statements. We have not audited or reviewed the financial statements and accordingly do not express an opinion or provide any assurance about whether the financial statements are in accordance with an accrual basis of accounting.

Management's responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accrual basis of accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's responsibility

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

July 27, 2022
New York, NY
George Dimov CPA

Extended Longevity

Balance Sheet
As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
ASSETS		
Current Assets		
Bank Accounts		
10100 Bank of Hawaii Checking Account (1670)	3,244.71	5,024.87
10110 PayPal Bank	0.00	0.00
10120 Cash on Hand		0.00
Total Bank Accounts	**$3,244.71**	**$5,024.87**
Accounts Receivable		
12000 Accounts receivable (A/R)	2,790.83	7,269.20
Total Accounts Receivable	**$2,790.83**	**$7,269.20**
Other Current Assets		
13000 Finished Inventory	4,054.00	1,973.00
13010 Inventory Work-in-Process	12,814.08	23,839.58
Total Other Current Assets	**$16,868.08**	**$25,812.58**
Total Current Assets	**$22,903.62**	**$38,106.65**
Other Assets		
19200 Patents, copyrights, & franchises	1,990.00	3,240.00
19210 Accumulated Amortization of Other Assets	-44.22	-218.56
Total 19200 Patents, copyrights, & franchises	**1,945.78**	**3,021.44**
Total Other Assets	**$1,945.78**	**$3,021.44**
TOTAL ASSETS	**$24,849.40**	**$41,128.09**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21000 Accounts Payable (A/P)	95,816.21	172,497.12
Total Accounts Payable	**$95,816.21**	**$172,497.12**
Total Current Liabilities	**$95,816.21**	**$172,497.12**
Long-Term Liabilities		
Shareholder Loan – Schorr		5,300.00
Total Long-Term Liabilities	**$0.00**	**$5,300.00**
Total Liabilities	**$95,816.21**	**$177,797.12**
Equity		
31000 Common stock	100.00	100.00
39000 Retained Earnings	-11,200.00	-71,066.81
Net Income	-59,866.81	-65,702.22
Total Equity	**$ -70,966.81**	**$ -136,669.03**
TOTAL LIABILITIES AND EQUITY	**$24,849.40**	**$41,128.09**

Accrual Basis

The notes are an integral part of the financial statements.

Extended Longevity

Profit and Loss
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Income			
40100 Product Sales		10,062.43	$10,062.43
40200 Services Sales	0.00	0.00	$0.00
40300 PayPal Sales	8,512.55	20,895.60	$29,408.15
40400 Shipping Income		114.49	$114.49
Total Income	**$8,512.55**	**$31,072.52**	**$39,585.07**
Cost of Goods Sold			
50000 Cost of goods sold	425.63	1,553.63	$1,979.26
50100 Supplies & materials – COGS		6.50	$6.50
50150 Merchant Fees	267.56	849.80	$1,117.36
Total Cost of Goods Sold	**$693.19**	**$2,409.93**	**$3,103.12**
GROSS PROFIT	**$7,819.36**	**$28,662.59**	**$36,481.95**
Expenses			
61000 Advertising & marketing		5,522.27	$5,522.27
62000 Bank fees & service charges	43.53	187.82	$231.35
67500 Accounting fees		187.20	$187.20
67510 Legal Fees		8,130.00	$8,130.00
67520 Consulting Services		12,127.30	$12,127.30
69400 Research & Development	122.50		$122.50
69510 Office supplies		333.88	$333.88
69520 Software & apps		135.26	$135.26
71500 Shipping & postage	37.20	113.20	$150.40
72010 Rent-3361 Omaopio	31,200.00	31,200.00	$62,400.00
72020 Laboratory Use Fees	36,000.00	36,000.00	$72,000.00
73500 Supplies & materials (not COGS)		230.04	$230.04
74000 Business licenses		23.50	$23.50
74100 Travel (not meals)	239.00		$239.00
Total Expenses	**$67,642.23**	**$94,190.47**	**$161,832.70**
NET OPERATING INCOME	**$ -59,822.87**	**$ -65,527.88**	**$ -125,350.75**
Other Income			
47000 Other Income	0.28		$0.28
Total Other Income	**$0.28**	**$0.00**	**$0.28**
Other Expenses			
61700 Amortization expense	44.22	174.34	$218.56
Total Other Expenses	**$44.22**	**$174.34**	**$218.56**
NET OTHER INCOME	**$ -43.94**	**$ -174.34**	**$ -218.28**
NET INCOME	**$ -59,866.81**	**$ -65,702.22**	**$ -125,569.03**

Accrual Basis

The notes are an integral part of the financial statements.

Extended Longevity

Statement of Cash Flows
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES			
Net Income	-59,866.81	-65,702.22	$ -125,569.03
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
12000 Accounts receivable (A/R)	-2,790.83	-4,478.37	$ -7,269.20
13000 Finished Inventory	-4,054.00	2,081.00	$ -1,973.00
13010 Inventory Work-in-Process	-7,651.14	-11,025.50	$ -18,676.64
19210 Patents, copyrights, & franchises: Accumulated Amortization of Other Assets	44.22	174.34	$218.56
21000 Accounts Payable (A/P)	79,453.27	76,680.91	$156,134.18
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**65,001.52**	**63,432.38**	**$128,433.90**
Net cash provided by operating activities	**$5,134.71**	**$ -2,269.84**	**$2,864.87**
INVESTING ACTIVITIES			
19200 Patents, copyrights, & franchises	-1,990.00	-1,250.00	$ -3,240.00
Net cash provided by investing activities	**$ -1,990.00**	**$ -1,250.00**	**$ -3,240.00**
FINANCING ACTIVITIES			
Shareholder Loan – Schorr		5,300.00	$5,300.00
Net cash provided by financing activities	**$0.00**	**$5,300.00**	**$5,300.00**
NET CASH INCREASE FOR PERIOD	**$3,144.71**	**$1,780.16**	**$4,924.87**

The notes are an integral part of the financial statements.

EXTENDED LONGEVITY, INC.   **CONSOLIDATED STATEMENT OF EQUITY 2020**

	COMMON STOCK		PREFERRED STOCK		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Paid in Capital	(Accumulated Deficit)	TOTAL
BEGINNING BALANCE Jan 1, 2020							
Contributions	9000000	5000	0	0	0		
Other Comprehensive gain/(loss)							
Net Income			0	0		-71066	-71066
ENDING BALANCE December 31, 2020	9000000	5000	0	0		-71066	-71066

The notes are an integral part of the financial statements.   7

EXTENDED LONGEVITY, INC.   **CONSOLIDATED STATEMENT OF EQUITY 2021**

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained Earnings | |
	Shares	Amount	Shares	Amount	Paid in Capital	(Accumulated Deficit)	TOTAL
BEGINNING BALANCE. Jan 1, 2021							
Contributions	9000000	0	0	0			0
Other Comprehensive gain/(loss)							
Net Income			0	0		-136769	-136769
ENDING BALANCE, December 31, 2021	9000000	0	0	0	0	-136769	-136769

The notes are an integral part of the financial statements.   8

(in US Dollars)

NOTE 1: ORGANIZATION

EXTENDED LONGEVITY, INC started their business ("The Company") in October of 2019. The Company is located in Puunene, Hawaii. Main operating activities of EXTENDED LONGEVITY, INC are: Manufacturing, Marketing, Sales, Research and Development, Formulation and production, including packaging and shipping for Phytotherapeutic Extract Formulations for life extension, health and wellbeing.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. This method recognizes revenues and expenses in the period in which they are earned.

Finished Inventory and WIP

Work in Process and Finished inventory were entered on books by recording WIP at cost of ingredients and components, and then adjusting WIP/inventory/COGS at end of year using manual ending inventory count of products sold and finished product on hand.

Amortization Expense for Other Intangible Asset

Amortization for the intangible asset is recognized on a straight-line with useful life of 15 years.

NOTE 3: INITIAL INVESTMENT

The common stock for the entity was the 75% and 25% ownership split between Steven M. Schorr and Hamiel O. Schorr. $10,000 was contributed as initial investment in 2019.
As of 2021 Steven M. Schorr had 7,200,000 shares representing 80% of the total issued shares and Hamiel O. Schorr 1,800,000 shares representing 20% of the total issued shares.

NOTE 4: SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 27, 2022, the date the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment to or disclosure in the accompanying statements.

NOTE 5: LEASE COMMITMENTS

Lease commitments consist of

Supplier	2021	2020
Bioponic Phytoceuticals/ Rent	$36,000	$36,000
Bioponic Phytoceuticals/ Laboratory Use Fee	$31,200	$31,200
Total	**$67,200**	**$67,200**

9
The notes are an integral part of the financial statements.

NOTE 6: ACCOUNTS PAYABLE

Accounts payable as of 31/12/20 and as of 31/12/21 mainly consist of Bioponic Phytoceuticals Rent $31,200 and Bioponic Phytoceuticals Lab Fee $36,000.

The notes are an integral part of the financial statements.